management’s discussion and analysis of financial condition and results of operations

This discussion and analysis of financial condition and results of operations for the three and nine month periods ended September 30, 2007 should be read in conjunction with the unaudited interim consolidated financial statements and related notes in this report and the annual audited financial statements for the year ended December 31, 2006. The Management Discussion and Analysis, has been prepared as at November 9, 2007.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) has been prepared with reference to our unaudited interim consolidated financial statements and notes which have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All financial information herein is presented in United States of America dollars (“U.S. Dollars”) except as otherwise indicated.

Forward-Looking Information

This MD&A contains “forward-looking statements” within the meaning of the applicable securities laws. You can identify these forward-looking statements when you see us using words such as “expect”, “anticipate”, “estimate”, “believe”, “may”, “potential”, “intends”, “plans” and other similar expressions or statements that an action, event or result “may”, “could” or “should” be taken, occur or be achieved, or the negative thereof or other similar statements. These statements are only predictions and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by these forward-looking statements. These factors include, among others, those listed in “Risk Factors” below.

Forward-looking statements are based on the beliefs, opinions and expectations of our management on the date the statements are made. Although we believe that the forward-looking statements presented in this document are reasonable, we do not guarantee that they accurately or completely predict, reflect or state future results, levels of activity, performance, achievements or occurrence and we do not assume responsibility for failure to do so. We do not promise to update forward-looking information to reflect actual results, new information, occurrence of future events, or changes in management’s beliefs, opinions or expectations, except as required by law. No undue reliance should be placed on such forward-looking statements.

Overview

Our corporate headquarters are in Calgary, Canada with offices in the United States of America, Sweden, China, Hong Kong and Japan; and a sales team that markets our products to customers around the globe.

We develop and market intelligent interface solutions designed to enhance the usability of mobile handsets and consumer electronic devices. Because these devises have many features and inefficient data entry systems, they are becoming increasingly more difficult to use as improvements in power and features add to their complexity. Our embedded software products make such electronic devices such as mobile phones, PDAs, hand-held computers, video gaming consoles, television set-top boxes, printers and other similar devices more intuitive and easier to use. Users are able to enter data more efficiently and are able to circumvent complex and tedious interfaces by accessing key features directly, thereby increasing the user experience by allowing the user to utilize the full potential of these devices. Increasing the user experience benefits our customers by increasing the usage of their devices.

We offer a differentiated line of products that our customers can conveniently and easily design into their products that can help them address the needs of global markets. By supporting keypad, keyboard, pen and other input methods, our products can significantly increase the ease, speed and accuracy of text input on electronic devices. Our text entry solutions are available in 60 languages, representing languages spoken and written by two thirds of the world’s population. Our products allow for natural human interaction in such complex written languages as Arabic, Chinese and Japanese.

Our worldwide solutions include eZiText® for one-touch predictive text entry; eZiType™ predictive keyboard with auto-correction; Decuma® for natural handwriting recognition with prediction technology; and Qix™, an innovative mobile search and service discovery solution designed to enhance the user experience, drive client and network service usage and adoption and help the network operator increase average revenue per user (“ARPU”).

Our primary customers are original equipment manufacturers (“OEMs”) and original design manufacturers (“ODMs”) seeking to embed a text input solution in their device products for consumer use. We have also expanded our marketing strategy to include network operators seeking to promote more service use and achieve revenue and innovation advantage.

Zi Corporation 2007          3

We believe we deliver value to device manufacturers by providing products that help them increase revenue and reduce costs through flexible and simplified implementations of their products. Because the modular nature of our products allows for easy handset customization, manufacturers can quickly tailor our products and technology to a broad range of languages and features. We also partner with manufacturers to adapt their products and technology to specific market requirements, and we can deliver customized user interfaces for a large variety of applications, as for example the Sony Walkman Handset and the Nokia Linux Tablet.

Network operators, on the other hand, can increase service usage and revenue with our Qix products. Qix takes a predictive approach to navigation making it easier for consumers to use advanced services, thus driving service usage and adoption – ultimately, resulting in increased ARPU for wireless carriers. In June 2006, we announced the results of the trial with UK operator Virgin Mobile, which demonstrated a 33 percent increase in ARPU among consumers in the trial. This data, along with data from similar trials, is used to market this technology to wireless carriers. In the fourth quarter 2006, Zi announced its first revenue generating agreement for Qix with T-Mobile (UK) Limited (“T-Mobile”), a major global wireless service operator.

Our product portfolio includes:

eZiText® offers fast, easy, accurate text input for a range of electronic devices, including mobile phones, telematic systems, set-top boxes, printers and gaming consoles.

Key Features

  Full word prediction

  Single mode entry for different languages and applications

  Dual language prediction for multilingual users

  Passive and active learning of user vocabulary

  Cross-application indexing and context-sensitive vocabulary

eZiType™ is a business text input product for advanced mobile email handsets that is designed to increase speed, accuracy and make it easier to input text.

Key Features

  Full word prediction

  Auto-correction of common misspellings and keyboard errors

  Single mode entry for different languages and applications

  Dual language prediction for multilingual users

  Passive and active learning of user vocabulary

  Cross-application prediction and context-sensitive vocabulary

  Works on virtual or hardware keyboards

Qix™ is a search and discovery engine that is designed to enable quick and easy use of a mobile phone’s applications and services. It allows users to access the full range of phone features simply and intuitively without having to remember where or how to locate them. Field tests have shown that this simplicity motivates users to find and use revenue-producing features more often. Qix complements standard mobile search products.

Key Features

  On-device search

  Natural language access to handset features and applications, bypassing the menu and encouraging repeated use

  Operator content discovery

Decuma® is a new class of input for pen-based devices. It unites industry leading handwriting recognition and predictive text technology, which creates a greatly enhanced user experience. Decuma recognizes naturally shaped letters, numbers, symbols and punctuation in more than 70 languages. There is no need to adjust to a prescribed writing style or learn a special alphabet.

Key Features

  Global coverage in 70 languages

  World class predictive text features

  User interface flexibility and simple integration

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Recent Developments

On October 29, 2007, we announced a revenue-generating license agreement for our innovative predictive text software, eZiText, with a major global printer manufacturer. eZiText will be used to enter text and email on the function screen of Multi-Function Peripheral machines allowing for easier and faster input of contacts and email messages.

On October 29, we also announced the licensing of our predictive text technology, eZiText, to a student at the University of Massachusetts Lowell ("UML"), who has invented a unique device for a man with cerebral palsy that enables quicker text input on his computer. Electrical engineering student, Victor Piper created the device as part of UMLs Assistive Technology Program, which encourages people with disabilities to contact them with requests for technological solutions to improve their daily life. Yeth John Kong, from Massachusetts, has cerebral palsy and approached the UML Assistive Technology Program to help improve the speed of his text input on his computer.

On October 25, 2007, we announced the presentation of an award for excellence for the intuitive qualities of our Chinese text input systems at the 20th Annual China Mobile Market Development Event recently held in Beijing. Joined by officials from The Chinese Ministry of Information and Industry and representatives from China Mobile, China Unicom, ZTE, Huawei and Qualcomm, Zi was honored for its work in the Asian market over the past 10 years.

On October 22, 2007, we announced the signing of a new licensing agreement for our innovative predictive text software, eZiText, with Taiwanese research and development leader Leadtek Research Inc. ("Leadtek") Leadtek is well known for combining graphic, computer and communication technologies for a variety of applications. Leadtek’s products are sold around the world and we will be supplying our predictive technology to Leadtek for use in desktop phones.

On August 16, 2007 we announced that our innovative predictive text software with auto-correction, eZiType, is now integrated onto the recently launched ZTE D90 phone, which will be marketed exclusively by TELUS, a leading national telecommunications company in Canada. The ZTE D90 is the first mobile handset in the world to feature both Zi Corporation’s eZiType software for increased data input speed and accuracy, and the Digit Wireless Fastap keyboard. Earlier this year, the ZTE D90 was recognized for its innovative design, winning the German design association’s (Design Zentrum Nordrhein Westfalen) prestigious Red Dot Product Design Award.

On May 2, 2007, the United States District Court for Western District of Texas issued an Order of Non-Infringement of US Patent No. 4,674,112 against the Plaintiff, The Board of Regents of the University of Texas, and in favor of all remaining Defendants. The Plaintiff filed an appeal. We were not a Defendant in this case but were participating in the defense of a customer who was. We incurred significant legal expense in the defense of this infringement claim (see additional discussion under the “Litigation/Indemnification” section).

On April 10, 2007, a settlement agreement with the Receiver for the Lancer Entities ("the Receiver") became effective. Pursuant to the settlement agreement, the parties discontinued, with prejudice, all litigation and regulatory proceedings of any kind. In addition, the Receiver, and certain of our current and former directors delivered mutual releases. As a result of the settlement agreement, Michael E. Lobsinger resigned as a director.

On March 29, 2007, we completed a brokered private placement in the United States and a non-brokered private placement in Canada of a total of 3,776,848 units, consisting of one common share and two-fifths of a warrant to purchase one common share, priced at $1.61 per unit for net proceeds of $5,533,644. The completion of the private placement was an important element of our business plan, which is to achieve profitability through cost containment and revenue growth.

On March 27, 2007 we completed the sale of our minority interest in Archer Education Group, Inc. (“Archer”) for total proceeds of $632,601. The completion of this sale represents the end of our involvement in the e-Learning business segment (see additional discussion under the “Operating Results – Discontinued Operations” section).

Zi Corporation 2007          5

Summary of Results of Operations
	Three months ended September 30,		Nine months ended September 30,
	2007	2006	2007	2006
(in thousands, except per share amounts)
Revenues	$3,385	$2,819	$9,505	$8,645
Gross margin	$3,331	$2,679	$9,348	$8,321
Loss - continuing operations	$1,260	$2,462	$4,068	$7,142
Net loss	$1,260	$2,720	$3,435	$8,035
Total assets	$14,469	$12,242	$14,469	$12,242
Loss per share – basic and diluted from continuing operations	$0.02	$0.05	$0.08	$0.15
Net loss per share – basic and diluted	$0.02	$0.06	$0.07	$0.17
Outstanding shares, weighted average – basic and diluted	50,558	46,676	47,820	46,441
Outstanding shares, end of period – basic and diluted	50,558	46,676	50,558	46,676

All dollar amounts are in U.S. Dollars and in conformity with U.S. GAAP. This information should be read in conjunction with our unaudited interim financial statements and notes.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and judgments that affect the reported amount of assets, liabilities, revenues and expenses. On an ongoing basis, we evaluate our estimates, including those related to asset impairment, revenue recognition, contingencies and litigation. These estimates are based on information that is currently available to us and on various other assumptions that we believed to be reasonable under the circumstances. Actual results could vary from those estimates under different assumptions and conditions.

We have identified the following critical accounting policies that affect the more significant estimates and judgments used in preparation of our consolidated financial statements:

Going Concern Basis

As at September 30, 2007, we had an accumulated deficit of $112,010,857 and incurred a loss of $4,067,959 from continuing operations and used cash in operating activities of $1,323,774 for the nine month period ended September 30, 2007. Continuing operations are dependent on achieving profitable operations and possibly needing to raise additional capital to meet our obligations and repay liabilities arising from normal operations when they come due.

We are executing a business plan to allow Zi to continue as a going concern. We intend to achieve profitability through cost containment and revenue growth. We can give no assurance that we will be successful in executing this plan. Should we fail to control expenses, earn additional revenue or, if needed, raise additional capital we may be forced to suspend operations, and possibly even liquidate assets and wind-up and dissolve the Company.

During the first quarter of 2007, we completed an essential part of our business plan by completing a private placement for net proceeds of $5,533,644. For the nine month period ended September 30, 2007 compared to the corresponding period in 2006, operating expenses decreased and revenues increased, resulting in reduced net losses from continuing operations.

Our consolidated financial statements are prepared on a going concern basis, which assumes that Zi will be able to realize its assets at the amounts recorded and discharge its liabilities in the normal course of business in the foreseeable future. Should this assumption not be appropriate, adjustments in the carrying amounts of the assets and liabilities to their realizable amounts and the classifications thereof will be required and these adjustments and reclassifications may be material.

Principles of consolidation

The consolidated financial statements include the accounts of Zi and our subsidiaries. All inter-company transactions and balances have been eliminated. All subsidiaries are controlled by us except Archer, which have been reclassified and segregated to discontinued operations.

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We consolidate an entity’s financial statements when we either will absorb a majority of the entity’s expected losses or residual returns, in the case of a variable interest entity, which there were none at September 30, 2007 and December 31, 2006, or have the ability to exert control over a subsidiary. Control is normally established when ownership interests exceed 50 percent in an entity. However, when we do not exercise control over a majority-owned entity as a result of other investors having rights over the management and operations of the entity, we account for the entity under the equity method.

Software Development Costs

All research and development costs are expensed as incurred except those that meet the criteria of Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed." Research and development costs incurred prior to the establishment of the technological feasibility of a particular software project are expensed as incurred. Software development costs, including costs associated with coding and testing of project related software, are capitalized after technological feasibility of a project is established.

The determination of whether a project is technically feasible involves management judgment. We determine that a product is technically feasible when the concept has been reviewed by management, and we have the necessary resources to complete the project. Technological feasibility is also established when a product design or working model of the product, consistent with the product design, is complete and tested. Capitalized costs are amortized over three years commencing in the period of the product’s commercial release.

Revenue Recognition

We recognize revenue when it is earned and realized in a manner consistent with interpretations in Staff Accounting Bulletin No. 104 of the U.S. Securities and Exchange Commission as further described in note 3 to the year-end audited consolidated financial statements. Revenue from licensed software is recognized in accordance with Statement of Position ("SOP") 97-2, "Software Revenue Recognition". The application of these rules requires judgment, including, but not limited to, estimating the probability of collection of the receivables resulting from the sale, assessing whether or not all vendor obligations – i.e., obligations borne by us - have been satisfied and whether or not there is sufficient evidence to support the fair value of the various elements in a multi-element agreement. Changes to any of these elements could have material impact to the amount of earned and unearned income.

Revenue from consulting and engineering services is recognized using the percentage of completion method, whereby revenue is recorded at the estimated realizable value of work completed to date and costs incurred to date are compared to total estimated contract costs to determine whether a loss will be realized. Amounts received in advance are recorded as deferred revenue. Estimated losses on contracts are recognized when they become known. Other product revenue recorded by us is mainly comprised of revenue for the e-Learning business segment and this revenue is recognized through the percentage of completion method as previously described.

Under software licensing arrangements, we recognize revenues provided that: a license agreement has been signed and fees are non-refundable; the software and related documentation have been delivered; there are no uncertainties regarding customer acceptance; collection of the resulting receivable is deemed probable; the fees are fixed and determinable; and no other significant vendor obligations exist. Any revenue associated with contracts having multiple elements is deferred and recognized ratably over the period of the contract unless clear evidence exists with respect to the fair value of each separate element of the contract. Fair value for each separate element is evidenced by existing customer contracts which stipulate rates associated with separate yet similar services or deliverables. In addition, contracts involving significant modifications or customization of the software sold are accounted for under the guidelines of contract accounting.

Customer support revenues consist of revenue derived from contracts to provide post contract support, such as maintenance and service support, to license holders. The revenues are recognized ratably over the term of the contract.

Revenues from software licensing royalties related to the sale of the product in which our technologies have been embedded are recorded as earned.

Zi Corporation 2007          7

Stock-based Compensation

We account for stock-based compensation in accordance with SFAS No. 123(R), “Share-Based Payment”. Under the fair value recognition provisions of this statement, share-based compensation cost is measured at the grant date based on the value of the award and is recognized as expense over the vesting period. Determining the fair value of share-based awards at the grant date requires judgment, including estimating expected terms of the awards. In addition, judgment is also required in estimating the amount of share-based awards that are expected to be forfeited. If actual results differ significantly from these estimates, stock-based compensation expense and our results of operations could be materially impacted.

Contingencies

The outcomes of legal proceedings and claims brought against us are subject to significant uncertainty. SFAS No. 5, Accounting for Contingencies, requires that an estimated loss from a loss contingency such as a legal proceeding or claim should be accrued by a charge to income if it is probable that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated. Disclosure of a contingency is required if there is at least a reasonable possibility that a loss has been incurred. In determining whether a loss should be accrued we evaluate, among other factors, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. Changes in these factors could materially impact our financial position or our results of operations.

Income taxes

On January 1, 2007, we adopted the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), an interpretation of FASB Statement No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation requires that we recognize the impact of a tax position in the financial statements if that position is more likely than not being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. In accordance with the provisions of FIN 48, any cumulative effect resulting from the change in accounting principle is to be recorded as an adjustment to the opening balance of deficit. The adoption of FIN 48 did not result in a material impact on our financial position or results of operation.

Recent accounting pronouncements

In September 2006 the FASB issued SFAS No. 157 “Fair Value Measurements”, which is effective for fiscal years beginning after November 15, 2007. The statement provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. We have evaluated the SFAS and have determined that adopting it will not have a significant impact on our consolidated operations and financial condition.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of FASB Statement No.115”. The statement provides companies with an option to report selected financial assets and liabilities at fair value. This Statement is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. We have not yet estimated the impact, if any, of the new standard.

The Securities and Exchange Commission (“SEC”) recently commented that several registrants should have recorded share purchase warrants that were issued in a currency other than their functional currency as a derivative instrument in accordance with SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”, instead of shareholders equity, and adjusted to market value each reporting period. The FASB met and concluded that the position taken by the SEC was correct, but that entities would be allowed until 2008 to adopt it, and then would be able to do so as a change of accounting policy. Early adoption is not permitted. We have not assessed what, if any, impact it will have on our financial statements. We do not have warrants outstanding that meet the definition of a derivative under SFAS 133 as at September 30, 2007. However, we did in previous years have warrants that met this definition. As a result, we could be required to record a significant cumulative adjustment to our opening accumulated deficit in 2008.

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Three and Nine Months Ended September 30, 2007

Overall Performance

	Three months ended September 30,			Nine months ended September 30,
	2007	2006	%	2007	2006	%
(In millions, except percentages and per share amounts)
Revenues	$3.4	$2.8	20%	$9.5	$8.6	10%
Operating loss – continuing operations	0.6	2.3	-75%	3.2	6.6	-52%
Loss – continuing operations	1.3	2.5	-49%	4.1	7.1	-43%
Loss per share – continuing operations	$0.2	$0.05		$0.08	$0.15

Our net loss from continuing operations for the three month period ended September 30, 2007 decreased by $1.2 million or 49 percent compared to the same period a year earlier, for the following reasons:

  Increase in revenues (see additional discussion under the “Operating Results – Revenue” section);

  Decreases in product research and development ("PR&D") costs (see additional discussion under Operating Results – “Product Research and Development” section);

  Decreases in legal expenses (see additional discussion under the “Operating Results – Legal” section);

  Decreases in selling general and administrative ("SG&A ") costs (see additional discussion under the “Operating Results – Selling, General and Administrative” section); offset by

  Increased income tax expense (see additional discussion under the “Operating Results - Income Taxes” section).

Our loss from continuing operations for the nine month period ended September 30, 2007 decreased by $3.1 million or 43 percent compared to the same period a year earlier. Our net loss has decreased for the same reasons as described above for the three month period ended September 30, 2007.

Quarterly Overview

The following table summarizes selected unaudited quarterly financial data for the past eight fiscal quarters:

	Q3 2007	Q2 2007	Q1 2007	Q4 2006
(In millions, except per share amounts)
Revenues	$3.4	$3.5	$2.6	$3.2
Selling, general and administrative	2.4	3.0	2.7	3.4
Legal	0.5	0.4	0.4	0.8
Product, research and development	0.6	0.6	0.5	0.8
Depreciation and amortization	0.4	0.4	0.5	0.5
Operating loss	0.6	0.9	1.5	2.3
Loss from continuing operations	1.3	1.2	1.6	2.6
Net loss	$1.3	$1.2	$1.0	$3.0
Loss per share – basic and diluted	$0.2	$0.02	$0.02	$0.06

Zi Corporation 2007          9

	Q3 2006	Q2 2006	Q1 2006	Q4 2005
(In millions, except per share amounts)
Total Revenues	$2.8	$2.7	$3.1	$2.7
Selling, general and administrative	2.8	3.0	2.5	2.3
Legal	0.8	0.8	0.9	0.7
Product, research and development	0.8	1.1	1.0	0.9
Depreciation and amortization	0.5	0.4	0.3	0.3
Operating loss	2.3	2.7	1.5	1.5
Loss from continuing operations	2.5	2.8	1.8	1.7
Net loss	$2.7	$3.0	$2.3	$2.1
Loss per share – basic and diluted	$0.06	$0.07	$0.05	$0.05

The net loss for the 2007 third quarter was $1.3 million, or a loss per basic and diluted share of $0.02, compared to a net loss of $1.2 million, or a loss of $0.02 per basic and diluted share, in the second quarter 2007, an increase of $0.1 million.

Revenues in the third quarter of 2007 were $3.4 million, a decrease of $0.1 million over the second quarter of 2007. Revenues in the second quarter of 2007 included $0.4 million in royalty revenue from a negotiated settlement with a significant customer relating to a dispute over royalty reporting in previous periods. Recurring revenues increased in the third quarter of 2007 through new licenses and some customers reporting higher royalties than in previous quarters, including a renegotiated contract that lifted the cap on royalties payable from a customer that resulted in $0.4 million in additional revenue in the third quarter of 2007 for units the customer had already shipped.

Our selling, general and administrative (“SG&A”) expense for the 2007 third quarter was $2.4 million compared to $3.0 million for the second quarter of 2007. This decrease was primarily due to the following:

  Decreases in our consulting, accounting and audit fees. The decrease reflects lower consulting fees as we completed our Canada Revenue Agency cross border transactions analysis, and lower accounting and audit fees associated with filing our private placement registration statement in the second quarter; and

  Decrease in business taxes from our Asian Licensees.

We continue to invest in new product features and enhancements to software language databases along with continued investment in Decuma handwriting recognition software and Qix. Product research and development (“PR&D”) expense, net of capitalized costs, for the 2007 third quarter was $0.6 million, unchanged from $0.6 million in the second quarter 2007. Gross PR&D expenditures in the third and second quarters of 2007 have remained stable as we continue to develop new product features and enhancements and maintain our legacy products.

Legal expense for the 2007 third quarter was $0.5 million, relatively unchanged from $0.4 million for the 2007 second quarter.

Depreciation and amortization expense for the 2007 third quarter was $0.4 million, unchanged from $0.4 million for the 2007 second quarter. We continue to capitalize deferred software costs. Depreciation and amortization may fluctuate in the future as new products or significantly enhanced versions are brought to market, or old products are fully amortized.

Our income tax expense for the 2007 third quarter was $0.7 million compared to $0.3 million for the second quarter of 2007. The increase is the result of a penalties provision for $0.7 million in the third quarter of 2007 that relates to our international transfer pricing (see additional discussion under “Operating Results – Income taxes” section).

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The following chart summarizes the quarterly revenues and operating expenses from continuing operations, and demonstrates our progress towards achieving profitable operations:

Operating expenses – represents operating expenses from continuing operations, excluding interest, other income, income tax, and discontinued operations..

Operating Results

Revenues

	Three months ended September 30,			Nine months ended September 30,
	2007	2006	%	2007	2006	%
(In millions, except percentages)
Royalties, license and implementation fees	$3.4	$2.8	20%	$9.5	$8.6	10%

In the third quarter of 2007, we had total revenues of $3.4 million, an increase of $0.6 million or 20 percent from the third quarter of 2006. The increase in revenues is derived from new license agreements and several customers experiencing increased volume sales of their products in which our technology is embedded, including a renegotiated contract that lifted the cap on royalties payable from a customer that resulted in $0.4 million in additional revenues in the third quarter of 2007 for units the customer had already shipped. As our customers increase volumes and grow their businesses, we earn additional revenues though increasing royalties, the licensing of additional languages and the amendment of fixed fee contracts.

Revenues increased by $0.9 million or 10 percent compared to the nine month period ending September 30, 2006. This increase absorbs $0.5 million of one-time revenue that occurred in the first quarter of 2006 that did not recur in 2007. The increase has resulted from new license agreements and several customers experiencing increased volume sales of their products in which our technology is embedded, including the renegotiated contract discussed above that resulted in $0.4 million in additional revenues in the third quarter of 2007. Revenues for the nine months ended September 30, 2007 also included $0.4 million in revenues from a negotiated settlement of a royalty dispute in the second quarter of 2007.

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Revenues by Product and Classification

Our revenues are derived from three product groups: our predictive text including eZiText for one-touch predictive text entry, and eZiType predictive keyboard with auto-correction; our Decuma natural handwriting recognition with prediction technology; and Qix, an innovative mobile search and service discovery solution. Currently, over 90% of our revenue is derived from the predictive text product group which represents our legacy software. The remaining portion is derived from the Decuma handwriting recognition product group. We are in the process of introducing Qix to the market. We expect the revenues by product group to shift significantly in the future as we continue to market Decuma and Qix.

We classify our revenues as license and implementation fees, maintenance and support fees, and software licensing royalties. License and implementation fees are one time fees charged at the outset of the relationship for licensing our technology and for providing services with implementing or customizing our technology for use on their platforms. Maintenance and support fees are generated as those services are provided. Software licensing royalties are ongoing revenues based on the number of units shipped in which our technology is embedded. The following table sets forth our percentage of revenue by classification.

	Three months ended September 30,		Nine months ended September 30,
	2007	2006	2007	2006
(Percentages)
Software licensing royalties	86%	78%	85%	77%
License and implementation fees	11%	18%	11%	19%
Maintenance and support fees	3%	4%	4%	4%

The percentage of revenues from royalties has increased as we benefit from the success of many of our customers who are experiencing increased volumes of units in which our software is embedded.

Revenues by Geographic Location

The following table sets forth the revenues recognized by Zi’s subsidiaries established in the geographic locations in which those subsidiaries reside:

	Three months ended September 30,				Nine months ended September 30,
	2007	%	2006	%	2007	%	2006	%
(In millions, except percentages)
Canada	$ 1.4	43%	$ 1.4	49%	$ 3.9	41%	$ 4.2	48%
United States	0.4	11%	0.2	8%	0.8	8%	0.7	8%
Asia	1.5	43%	1.1	40%	4.5	48%	3.5	41%
Sweden	0.1	3%	0.1	3%	0.3	3%	0.2	3%

Percentages represent percentage of total revenues.

The following table sets forth Zi’s revenues attributable to our customers based on the regions in which they reside:

	Three months ended September 30,				Nine months ended September 30,
	2007	%	2006	%	2007	%	2006	%
(In millions, except percentages)
Asia	$ 1.9	57%	$ 1.5	56%	$ 5.5	59%	$ 5.0	59%
Europe	1.0	31%	0.9	31%	2.8	29%	2.7	31%
North America	0.5	12%	0.4	13%	1.2	12%	0.9	10%

Percentages represent percentage of total revenues.

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The following table sets forth the customers who accounted for 10% or more of our total revenues and the percentage of sales generated by the top five customers in the quarter and nine months ended September 30, 2007 and 2006:

	Three months ended September 30,		Nine months ended September 30,
	2007	2006	2007	2006
Significant Customer 1	22%	27%	24%	28%
Significant Customer 2	14%	12%	10%	10%
Significant Customer 3	10%	5%	9%	6%
Top Five Customers	60%	52%	57%	50%

Revenues from the top five customers in the three months ended September 30, 2007 have increased from 52 percent to 60 percent of total revenues from the same period in 2006. The increase results from the success of these customers in shipping greater quantities of their products in which our software is embedded.

Revenues from the top five customers in the nine months ended September 30, 2007 have increased from 50 percent to 57 percent from the same period in 2006. The reason for this increase is the same as noted in the previous paragraph.

Selling General and Administrative

SG&A expense includes salaries and benefits, stock-based compensation and other employee related expenses of sales, marketing, finance, in-house legal, facilities and human resources functions. It also includes the cost of professional fees (excluding legal fees), rent, business taxes, bad debts and other administrative expenses.

	Three months ended September 30,			Nine months ended September 30,
	2007	2006	%	2007	2006	%
(In millions, except percentages)
Selling general and administrative expenses	$2.4	$2.8	-13%	$8.2	$8.3	-1%

SG&A expense includes salaries and benefits, stock-based compensation and other employee related expenses of sales, marketing, finance, in-house legal, facilities and human resources functions. It also includes the cost of professional fees (excluding legal fees), rent, business taxes, bad debts and other administrative expenses.

Our SG&A expense for the 2007 third quarter was $2.4 million compared to $2.8 million for the third quarter of 2006. The decrease resulted from:

  A decrease in business taxes from our Asian Licensees;

  A decrease in our accounting and audit fees due the submission of our cross border transactions analysis to Canada Revenue Agency, and lower fees associated with filing our private placement registration statement;

  A decrease in our bad debts expense; and

  A decrease in the amount of our insurance premiums.

SG&A expense decreased by $0.1 million from the nine month period ending September 30, 2006. The decrease resulted from:

  A decrease in bad debts;

  A decrease in recruiting and conference expenses;

  A decrease in business taxes from our Asian Licensees;

  A decrease in our insurance premiums; offset by

  Increased professional fees relating to the audit by Canada Revenue Agency of our cross border transactions, Sarbanes Oxley compliance, and additional audit fees related to the registration of the shares issued in our private placement;

  An increase in salaries and benefits expense as a result of bringing compensation in line with local market conditions; and

  Increased stock-based compensation expense during the quarter that was previously classified as part of in product, research and development.

Zi Corporation 2007          13

Product Research and Development

	Three months ended September 30,			Nine months ended September 30,
	2007	2006	%	2007	2006	%
(In millions, except percentages)
Gross product research and development	$1.1	$1.1	5%	$3.0	$4.0	-25%
Capitalized costs	0.5	0.3	80%	1.3	1.1	21%
Product research and development	0.6	0.8	-23%	1.7	2.9	-42%
Certain amounts have been reclassified to conform with the presentation adopted in the current period.

PR&D expenses include salaries, benefits, stock-based compensation expense and other employee related costs. PR&D costs also include third-party development and programming costs and linguists. Gross expenditures on product development (expenditures before capitalization of costs related to new product development) has remained stable for the three month period ended September 30, 2007 compared to the corresponding period in 2006.

Gross expenditures on product development (expenditures before capitalization of costs related to new product development) decreased in the nine month period ended September 30, 2007 by $1.0 million, compared to the same period in 2006, for the following reasons:

  Decrease in salary, employment benefits, travel, and stock-based compensation cost caused by the elimination of an executive position; and

  Decrease in consulting fees as a result of lower language database development and less consulting services utilized in the development of Qix.

Legal

	Three months ended September 30,			Nine months ended September 30,
	2007	2006	%	2007	2006	%
(In millions, except percentages)
Legal	$0.5	$0.8	-47%	$1.3	$2.5	-48%

Legal costs for the three and nine month period ended September 30, 2007 decreased compared to the same period a year earlier primarily as a result of the successful conclusion in The Board of Regents of the University of Texas System ("U of T") litigation. While we did receive the order of non-infringement, the litigation was still on going in 2007 and we still incurred expenses related to its defense. However, the costs related to the U of T litigation were significantly higher in 2006 (see additional discussion under Litigation/Indemnification” section). The U of T has filed an appeal, which my affect our legal fees in subsequent periods.

In addition, there were lower fees incurred as a result of the settlement agreement entered into with the Receiver of the Lancer Entities on April 10, 2007 (see additional discussion under “Litigation/Indemnification” section).

Depreciation and Amortization

	Three months ended September 30,			Nine months ended September 30,
	2007	2006	%	2007	2006	%
(In millions, except percentages)
Depreciation and Amortization	$0.4	$0.5	28%	$1.3	$1.2	9%

The table above sets out the total depreciation and amortization expense. Depreciation and amortization decreased in the three month period ended September 30, 2007 by $0.1 million, compared to the same period in 2006.

Depreciation and amortization increased in the nine month period ended September 30, 2007 by $0.1 million, compared to the same period in 2006 due primarily to increased amortization associated with the commercial release of Qix. The commercial release of a product commences the amortization of previously capitalized software development costs related to that product.

  14         Third Quarter Interim Report

Income taxes

	Three months ended September 30,			Nine months ended September 30,
	2007	2006	%	2007	2006	%
(In millions, except percentages)
Income taxes	$0.7	$0.2	290%	$1.2	$0.7	67%

Our income tax expense for the 2007 third quarter was $0.7 million compared to $0.2 million for the same period in 2006. The increase is the result of a penalties provision for $0.7 million in the third quarter of 2007 that relates to our international transfer pricing, which is discussed in detail below. Our income tax expense is normally incurred by a Chinese subsidiary reporting profitable operations to the Chinese government, which has decreased to $0.1 million from $0.2 million in the three month period ending September 30, 2006. The decreased resulted from reduced profits in that subsidiary. It should be noted that this reduction in profit was offset by increased profits in another Chinese subsidiary.

We adopted the provisions of FIN 48 on January 1, 2007. The implementation of FIN 48 did not result in any adjustment to our beginning tax positions. We continue to recognize our tax benefits, which are offset by a valuation allowance to the extent that it is more likely than not that the deferred tax assets will not be realized. As at January 1, 2007 and September 30, 2007, we did not have any unrecognized tax benefits.

We are subject to income taxes in Canada, United States, China, Hong Kong, and Sweden. Consequently, we file income tax returns in each of these jurisdictions. We are generally no longer subject to income tax examinations by Canadian tax authorities for years before 2000; 2001 for the United States; 1997 for China; 1999 for Hong Kong; and 2000 for Sweden.

The Canada Revenue Agency (“CRA”) commenced an examination of our international transfer pricing policies and procedures and documentation for 2002 and 2003 in the second quarter of 2006. We prepared a submission for the 2002 and 2003 taxation years, which was submitted to CRA on July 10, 2007. In accordance with FIN 48, we have included in our income tax expense for the three month period ending September 30, 2007, a provision of $652,278. This provision represents potential penalties, assuming the methodology used in the submission to the CRA with regard to the 2002 and 2003 taxation years. This same methodology is then applied to all tax years that are currently open in Canada. We have included the provision in our current liabilities; however, the determination of when the eventual payment, if any, will be made is uncertain, and such payment could occur in years subsequent to 2008. In addition, the ultimate resolution of this matter is uncertain, and the eventual outcome may differ significantly should CRA not assess a penalty for the years currently being audited and should the CRA not audit the other years that remain open, and if they do, choose not to assess a penalty for those years. Once a final outcome is determined, we will adjust out tax provision accordingly.

It should also be noted, that the penalties provision relating to the above referenced FIN 48 determination has no effect on our current cash position. The ultimate payment of the penalties, should it come to that, will be made when the matter is completely resolved and known.

Annual Information

For the years ended December 31,	2006	2005	2004
(thousands except per share amounts)
Revenue	$11,836	$10,614	$12,898
Gross margin	$11,430	$10,258	$12,536
Loss from continuing operations	$9,750	$4,489	$2,008
Net loss	$(10,995)	$(5,317)	$(2,724)
Total assets	$14,547	$22,405	$21,699
Net loss per share – basic and diluted	$(0.24)	$(0.12)	$(0.07)
Outstanding shares, weighted average	46,503	46,153	41,373
Outstanding shares, end of year	46,689	46,273	45,225
The above table has been reclassified to reflect the results from continuing operations.

Zi Corporation 2007          15

Our net loss has increased for the years ended December 31, 2004 to December 31, 2006. The increase in net loss resulted from both decreased revenues and increased expenses. The decreased revenues resulted partially from reduced average selling prices for our core products and certain of our licensees exiting out of the industry. The decrease in revenues has been partially offset with new contracts.

During 2006, we incurred additional expenses due to increased legal costs and increased compensation expenses resulting from the initial implementation of stock-based compensation. Legal expenses are expected to decrease as legal issues are resolved (see discussion under “Litigation/Indemnification”). Stock-based compensation was incurred in 2006 on the initial adoption of SFAS No. 123(R).

We have added additional resources as needed in order to market our products and sign new contracts, particularly with regard to Qix. With a focus on cost containment, and anticipated new sales contracts, as well as improved interim results in 2007, we expect our net loss to decrease in future periods.

Discontinued Operations

Effective March 27, 2007, we sold our minority interest in Archer, which represented our operations in the e-Learning business segment, for total proceeds of $632,601.

In the quarter ended March 31, 2007, we did not recognize our proportionate share of the loss from Archer’s operations because the carrying value of the investment in Archer was nil and we had no commitment to fund its losses. As a result, the full amount of the proceeds was recognized as a gain in the quarter ended March 31, 2007.

The completion of this sale represents the end to our involvement in the e-Learning business segment. As a result, for the three and nine month period ended September 30, 2006 the e-Learning business segment has been reclassified to discontinued operations.

Liquidity and Capital Resources

Cash Requirements Outlook

At September 30, 2007, we had cash and cash equivalents of $6.5 million, of which $3.3 million was classified as cash and cash equivalents and $3.2 million that was classified as restricted (see “Restricted Cash” discussion below), an increase of $1.6 million and $1.0 million, respectively, since December 31, 2006. Cash increased as a result of receiving $5.7 million from our financing activities and sale of discontinued operations, offset by cash used in operating and investing activities of $3.7 million.

Cash not immediately required for our ongoing operations is invested in highly liquid investments with maturities of less than 90 days. The objective of our investment policy is to preserve capital and maintain short-term liquidity while earning reasonable investment returns.

During the past three years, our cash requirements have been met through revenues from operations, proceeds from issuance of our common shares or other securities, through the exercise of common share purchase warrants and options and short term credit facilities from our primary commercial bank.

As an important part of our business plan, we recently completed private placements for net proceeds of $5,533,644. Our business plan includes achieving profitability through cost containment and revenue growth. Capital is required for the remainder of 2007 to support continued product development and enhancements, as well as expanding our sales and marketing efforts to accelerate the introduction of Qix to the marketplace. We believe that we have sufficient capital to meet these requirements and plan to generate positive cash from operations in the future (see additional discussion under the “Critical Accounting Policies and Estimates – Going Concern Basis” section).

Restricted Cash

Due to Chinese government regulations pertaining to the capitalization of Chinese companies, there are certain restrictions on the use of funds held in a Chinese subsidiary. As a result of these restrictions, these funds are not currently fully available to fund our non-Chinese operations.

Our Chinese operations are profitable and are expected to carry a surplus balance within the year. Once the subsidiary achieves a surplus balance, a portion of the restricted cash will be available to fund non-Chinese operations through the payment of dividends. If the subsidiary continues to be profitable, the entire cash balance may become non-restricted.

At September 30, 2007, we held the U.S. dollar equivalent of $3.2 million (December 31, 2006; $2.2 million) in cash classified as restricted.

  16         Third Quarter Interim Report

Cash Flows – Summary

During the three months ended September 30, 2007, we experienced a decrease in available cash by $2.2 million primarily represented by:

  $0.4 million increase in non-cash working capital;

  $0.6 million in deferred software development costs and capital asset additions;

  $1.3 million due to our loss from continuing operations which was offset by $0.6 million in non-cash expenses including depreciation and amortization expense, and stock compensation expense; and

  $0.6 million increase in restricted cash.

During the nine months ended September 30, 2007, we experienced an increase in available cash of $1.6 million primarily represented by:

  $5.6 million increase in cash from financing activities resulting from the net proceeds of our private placement and exercise of stock options, less $1.0 million in repayment of indebtedness;

  $0.6 million gain from the sale of Archer (see additional discussion under the "Operating Results – Discontinued Operations" section);

  $0.4 million decrease in working capital; offset by

  $4.1 million loss from continuing operations less $1.7 million of non-cash expenses including depreciation and amortization expense, and stock-based compensation expense;

  $1.3 million in deferred software development costs and capital asset additions;

  $1.0 million increase in restricted cash; and

  $1.0 million decrease in non-cash working capital.

Cash Flows – Operating

In the third quarter 2007, cash used in our operations decreased by $1.1 million to $1.0 million compared to the same period in 2006. The decrease in cash used in operations resulted from the decrease in our net loss from continuing operations by $1.2 million to $1.3 million compared to $2.5 million in the same period in 2006. The decrease in our net loss was partially offset through increases in our working capital and a reduction in non-cash expenses. The decrease in non-cash expenses relates to lower stock compensation expense in the third quarter 2007.

For the nine months ended September 30, 2007, cash used in our operations decreased by $4.9 million to $1.3 million compared to the same period in 2006. The decrease in cash used in operations resulted primarily from the decrease in our net loss from continuing operations by $3.1 million to $4.1 million compared to $7.1 million in the same period in 2006. In addition to the decrease in our net loss, we received additional cash through a reduction in our working capital balances. The decrease in working capital primarily resulted from the collection of a receivable from a significant licensee.

Cash Flows – Financing

There was no significant financing activity for the three month period ending September 30, 2006 and 2007.

For the nine months ended September 30, 2007, we received $4.6 million from our financing activities, which included $5.6 million in net proceeds from the issuance of shares from a private placement and the exercise of stock options, offset by, the repayment of $1.0 million in bank indebtedness.  The bank credit facility was terminated upon repayment of the $1.0 million. There were no significant financing activities for the same period in 2006.

Cash Flows – Investing

In the third quarter 2007, cash used in investing activities increased by $0.3 million to $1.2 million compared to the same period in 2006. The increase resulted primarily from an increase in gross research and development expenditures and an increase in our restricted cash balance.

For the nine month period ended September 30, 2007, cash used in investing activities decreased by $0.8 million to $2.4 million compared to $3.2 million in the same period in 2006. The decrease resulted primarily from restricted cash balances increasing by $1.0 million in 2007.

Zi Corporation 2007          17

Related Party Transactions

In the course of our operations we have transactions with related parties. These transactions are in the normal course of operations and are measured at their exchange value, which approximates the fair market value as with any third party.

The following table outlines the receivable/(payable) balances from related parties as at September 30:

	2007	2006
Due to a law firm in which a director is a partner	$(7,393)	$(7,113)
Due to a law firm in which a former director is a partner	–	(15,846)
Receivable with a significantly influenced company	–	48,503
Due to a firm in which an officer is a partner	(7,000)	(3,000)

The following table outlines the Company’s related party transactions for the nine month period ending September 30:

	2007	2006
Legal services provided by law firm in which a director is a partner	$19,763	$31,780
Legal services provided by law firm in which a former director is a partner	158,641	100,067
Fees paid on behalf of a significantly influenced company	–	7,247
Consulting fees paid to a firm in which an officer is a partner	162,613	6,818
Consulting fees paid to a firm owned by a former officer	–	34,248

The following table outlines the Company’s related party transactions for the three month period ending September 30:

	2007	2006
Legal services provided by law firm in which a director is a partner	$12,354	$9,837
Legal services provided by law firm in which a former director is a partner	–	16,225
Fees paid on behalf of a significantly influenced company	–	1,388
Consulting fees paid to a firm in which an officer is a partner	59,908	6,818
Consulting fees paid to a firm owned by a former officer	–	8,085

Off-Balance Sheet Arrangements, Commitments and Contractual Obligations

As at September 30, 2007, we did not have any long-term debt. As at December 31, 2006, the current portion of capital leases and leasehold inducements was $30,467. They are not significant and are not expected to become significant in the near future.

We rent premises under operating leases, which expire at various dates up to June 2012. Annual rentals under these leases for each of the next five years are as follows:

2007	771,552
2008	683,130
2009	628,415
2010	628,415
2011	628,415
Total	$3,339,927

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Foreign Exchange Sensitivity

We report in U.S. dollars but have operations and expenses in Canada, Sweden, Hong Kong and China. We carry foreign exchange risk as our revenues are primarily earned in U.S. dollars and Chinese Reminbi, and we incur the majority of our expenses in Canadian dollars, Swedish Krona, Chinese Reminbi and Hong Kong dollars. As a significant portion of our expenses our denominated in the above mentioned currencies, we are exposed to significant foreign exchange risk. We estimate our expenses to increase by approximately $140,000 for every 100 basis point depreciation in the U.S. dollar on an annualized basis. Our most significant foreign exchange risk is currently with the Canadian dollar. We estimate our expenses to increase by approximately $90,000 for every100 basis point depreciation in the U.S. dollar, relative to the Canadian dollar, on an annualized basis.

We have not entered into any arrangements to hedge our foreign exchange requirements or foreign assets. Given the recent depreciation of the U.S. dollar, especially in comparison to the Canadian dollar, we are reviewing our foreign exchange risk and the appropriateness of hedging strategies.

Capital Expenditure Commitments

Our operations require certain ongoing capital expenditures to support the productivity of our staff. This includes offices and furniture and equipment, primarily computers. In addition, we require continuous upgrade of servers, language databases, developer software, and other productivity software. We also purchase a significant number of mobile phones each year for testing, user experience analysis and sales demonstrations. Most of this equipment is purchased as required and does not require long order times.

We do not anticipate making any significant capital expenditures such as buildings or properties, or heavy machinery.

Litigation/Indemnification and Contingent Liabilities

Commencing on March 11, 2005, the U of T filed federal lawsuits against numerous alleged infringers of U.S. Patent No. 4,674,112 in the U.S. District Court for the Western District of Texas, Austin Division. Of the named parties, the majority of them are customers of our principal competitor in the text input market and a few are customers of ours.

We were not a named party in the action. We have not accepted liability for any indemnity pursuant to our customer license agreements or otherwise. As a result of our efforts the claim against two of our customers were dismissed prior to any defense being filed. Without any admission of liability, we agreed as a business decision to assume the defence of five of our customers. Given the costs involved, we settled the claims against four of our relatively minor customers.

While we were not a defendant, the validity of our licensed software was legally challenged in the U of T filed federal lawsuit. In order to defend the legitimacy of our licensed software and maintain our relationships with our licensees, we made the business decision to actively participate in the costs of the legal defense.

On May 2, 2007, the United States District Court for Western District of Texas issued an Order of Non-Infringement of U.S. Patent No. 4,674,112 against the Plaintiff, U of T, and in favor of all remaining Defendants. This court action was therefore terminated. The Plaintiff, however, has filed an appeal. The court has not determined whether or not it will allow the appeal.

On February 22, 2007, we entered into a settlement agreement with the Receiver to settle any and all outstanding claims and issues among the Receiver, the Lancer Entities and us, subject to certain conditions. On April 10, 2007, the settlement agreement became effective. Pursuant to the settlement agreement, the parties discontinued, with prejudice, all litigation and regulatory proceedings of any kind. In addition, the Receiver, and certain of our current and former directors delivered mutual releases. As a result of the settlement agreement, Michael E. Lobsinger resigned as a director.

From time to time, we are involved in other claims in the normal course of business. Management assesses such claims and where it is probable to result in a material exposure and where the amount of the claim is quantifiable, provisions for loss are made based on management’s assessment of the likely outcome. We do not provide for claims that are unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

Zi Corporation 2007          19

Although we do not anticipate or foresee at this time any new intellectual property proceedings being instigated by other parties against us or by us against other parties, there is no assurance that our legal costs or legal actions will significantly diminish in the future. We do not view the legal expenses on the current legal actions and indemnities as being of a recurring nature and anticipate that these legal matters will eventually come to a resolution; however, our legal costs in respect of these actions may increase or maintain current levels if any judgment or determination is appealed or otherwise progresses though the legal process. Moreover, given the extremely competitive nature of our eZiText business and the wide scope of intellectual property covering the text input space, there can be no assurance that in the future, we, or any of our licensees, will not be continually subject to allegations concerning the status or validity of our intellectual property.

Subsequent Events

On November 12, 2007, we became aware of a lawsuit filed by AutoText Technologies, Inc., claiming, among other things, that its patent has been infringed. We understand that Zi Corporation is one of over 20 defendants named in the suit, although to date, we have not been served the lawsuit.  We have not been able to determine the impact, scope or relevancy of this suit on Zi at this time.

Nasdaq Listing

On August 10, 2007, we received a Nasdaq Staff Deficiency Letter indicating that we were not in compliance with the stockholders’ equity, market value of publicly held shares and total asset and revenue requirements for continued listing on The Nasdaq Global Market as set forth in Nasdaq Marketplace Rules 4450(a)(3), 4450(b)(1)(A) and 4450(b)(1)(B). As a result, we applied to transfer our listing to The Nasdaq Capital Market, the continued listing requirements of which are less stringent than The Nasdaq Global Market. The application was approved by Nasdaq and we commenced trading on The Nasdaq Capital Market on September 5, 2007.

Risk Factors

Important risk factors that could cause actual results, performance or achievements to be materially different from those expressed or implied by these forward-looking statements include:

  our history of operating losses and uncertainty of future profitability;

  the potential inability to raise additional capital to support our operations and future growth;

  uncertainty regarding the renewal of significant contracts as they come due;

  risk that OEMs and ODMs may refuse to embed our technology on products they supply to network carriers licensing our technology;

  uncertainty as to the degree of and continuing market acceptance of our products and services;

  uncertainties relating to product development;

  risks associated with the number, amount and timing of new product introductions;

  our products may contain defects that could be costly to fix, damage our reputation and expose us to litigation;

  uncertainty regarding patents, proprietary rights and software piracy;

  variability in customer demand;

  fluctuations in quarterly results could negatively affect our financial results;

  our dependence on third party performance under marketing and licensing arrangements;

  risks associated with the contingent nature of continued performance under major sales contracts;

  rapid technological change and competition;

  uncertainty regarding the pricing, reporting and collection of accounts;

  uncertainties related to dependence on third-party suppliers;

  risks associated with dependence on sales in foreign countries;

  the potential for adverse developments in pending litigation;

  risks related to indemnity claims from third parties;

  fluctuations in foreign exchange rates;

  uncertainties associated with the Canadian Revenue Agency’s audit of our cross border transactions;

  uncertainties associated with changes in government policy and regulation, particularly in the Peoples Republic of China;

  20         Third Quarter Interim Report

  adverse changes in general political, economic, business, regulatory and legal conditions in any of the countries in which we do business;

  changes in our size and structure;

  risks associated with mergers, acquisitions and dispositions;

  risks of dilutive future financings;

  the effectiveness of our management and our strategic relationships;

  inability to attract and retain key personnel;

  the negative history associated with the Lancer proceedings could have an on going effect on the public’s perceptions of us;

  the U of T appeal to the court’s decision to terminate the patent infringement case;

  other risks and uncertainties that may be disclosed in our various corporate disclosure documents from time to time; and,

  other risk factors detailed from time to time in our periodic reports filed with the U.S. Securities and Exchange Commission and other regulatory authorities in

  Canada.

Additional Information

Additional information can be found in our Form 20-F and Form 20-F/A filed with the U.S. Securities and Exchange commission as well as in other public documents filed in Canada which can be accessed at www.sec.gov and www.sedar.com respectively.

Zi Corporation 2007          21